News Release

================================================================================

                 IUSI Announces Fiscal 2003 1st Quarter Results
                     All amounts stated are in U.S. dollars

Calgary, February 26, 2003 - International Utility Structures Inc. ("IUSI" or the "Company") today released results for fiscal 2003 first quarter ending December 31, 2002.

Review of the first quarter of fiscal 2003, ending December 31, 2002:

Market conditions in this quarter changed little although, as reported in the 2002 annual report, the regulatory impact of the Economic Union legislation on eliminating the use of the toxic wood preservative CCA (Chromated Copper Arsenate) has been positive in both our European and North American marketplaces. During this quarter we began to see an increase in quotation and order activity in utility products in Europe and a marked increase in quotation activity for steel distribution poles in North America.

We are hopeful that our North American market responds affirmatively to the impending California legislation targeted at eliminating the use of all toxic wood preservatives and that an increase in steel distribution pole activity will continue here. In Europe, we expect to see a transition in favour of steel as European utilities implement their transition programs away from chemically preserved wooden poles.

A second ERW (Electric Resistance Welding) machine, formerly installed in the Company's Arkansas manufacturing plant, has been dismantled and transported to Petitjean. Although older than the first machine installed in Petitjean, it maintains the high speed welding advantage afforded by this proprietary technology. This ERW machine will complement the Pacific Press Brake, also formerly installed in Arkansas, and together will form key elements in a second high speed production line currently being installed in Petitjean. The ERW machine is in the process of being completely rebuilt to maintain compliance with current EEC guidelines and regulations, to significantly extend the life of the machine and to improve the machine / operator interface.

IUSI's Kansas plant continues to "ramp up" production and has seen significant reductions in manufacturing cycle times together with a drop in scrap rates. These facts are testament to the increasing knowledge base of the workforce and the direction of the management team.


Operating Results

For the first quarter of fiscal 2003, IUSI reported sales of $21.0 million compared to $22.5 million for the first quarter of last year. Although sales were flat year over year in Europe we did see a decrease in sales in North America compared to the same period last year due to many factors including de-regulation, economic recession, infrastructure funding and uncertainty as to how the U.S. federal government intends to implement its national energy plan.

We are beginning to see an increase in the number of quotes to North American customers and are hopeful that this will translate into increased sales during the second half of our fiscal year.

Gross profit for the quarter was $6.3 million, compared to $7.0 million for the same period last year. A slight decrease in gross margin as a percentage of sales to 30.1% in the first quarter of fiscal 2003, compared to 31.3% for the same period last year, was due primarily to steel price increases.

Fixed plant, selling and general administrative expenses were $6.6 million (31.2% of sales) compared to $6.7 million (29.9% of sales) last year. This decrease relates to our ongoing initiative to reduce costs.

Net loss for the first quarter of fiscal 2003 was $4.2 million or $0.37 per share, compared to net income of $4.5 million, or $0.38 per share which included a $7.4 million gain on the sale of the Stainton Metal Company subsidiary and a gain on repurchase of Senior Subordinated Notes of $389,000 for the same period last year.

Cash provided by operations for the three months ended December 31, 2002, was $18,000 compared to $5.6 million for the same period last year, which included the proceeds of the sale of the Stainton Metal subsidiary.

At December 31, 2002, net working capital was $13.8 million compared to $15.9 million at September 30, 2002.

At December 31, 2002, the Company had drawn $5.3 million under its $5.7 million of operating lines of credit and is using $13.4 million of its $15.9 million factoring facility. On January 30, 2003, the Company's subsidiary, IUS France SAS, entered into a five (5) year term loan agreement with a bank in France. The initial advance was funded in the amount of EUR 4.0 million which was used to partially repay an inter-company loan granted by IUSI in connection with the Petitjean acquisition. The funds were used to pay the February 1, 2003, interest payment on the Senior Subordinated Notes and for working capital purposes. Subject to satisfaction of certain conditions precedent, the agreement contemplates a further advance of EUR 7.0 million to be used for inter-company transactions, inter-company loan repayment and working capital purposes.

IUSI is a world leader in the manufacture and marketing of metal overhead lighting, powerline, traffic and telecommunications support structures for customers in more than 100 countries. Headquartered in Calgary, Alberta, IUSI also has manufacturing, design and engineering capacity in North America and Europe. The Company's common shares trade on the Toronto Stock Exchange under the symbol IUS.

This report contains forward-looking statements concerning the Company's objectives over the next few quarters. The Company's ability to meet such objectives depends on many known and unknown factors, including general, economic and business conditions, and risks associated with competition, foreign exchange and raw material costs.

For further information, contact:
Robert Jack - President & C.E.O., or Jerry Diener, Vice-President Finance & C.F.O. Telephone: (403) 269-2350; Toll Free 1 (800) 263-9444; Fax: (403)
290-0523; Email: general@iusi.ca; Website: www.iusi.ca
                 ---------------           -----------

                      INTERNATIONAL UTILITY STRUCTURES INC.
                           CONSOLIDATED BALANCE SHEET
                 AS AT DECEMBER 31, 2002 AND SEPTEMBER 30, 2002
                                 IN 000'S OF US$


                                             DEC 31           SEPT 30
                                         ---------------    -------------
ASSETS
Current Assets
   Cash and cash equivalents                    4,918            5,207
   Cash in escrow                               1,911            2,137
   Accounts receivable                         17,551           16,755
   Inventory                                   21,500           20,334
   Prepaid expenses and other                   3,840            2,810
                                         ---------------    -------------
                                               49,720           47,243

Property, plant & equipment                    37,465           37,515
Other assets                                    2,408            2,491
                                         ---------------    -------------
                                               39,873           40,006
                                         ---------------    -------------
                                               89,593           87,249
                                         ===============    =============



LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current Liabilities
   Bank indebtedness                           5,265            4,825
   Accounts payable and accrued
     liabilities                              30,311           26,234
   Current portion of long-term debt             319              237
                                        ---------------    -------------
                                              35,895           31,296
Long-Term Debt & Other Liabilities
   Long-term debt                             66,216           66,009
   Other liabilities                           2,125            2,127
   Future income taxes                         1,413            1,588
                                        ---------------    -------------
                                              69,754           69,724
Shareholders' Equity
   Capital stock                              18,367           18,367
   Warrants                                    1,611            1,611
   Foreign currency translation
     adjustment                               (1,473)          (3,352)
   Deficit                                   (34,561)         (30,397)
                                        ---------------    -------------
                                             (16,056)         (13,771)
                                        ---------------    -------------
                                              89,593           87,249
                                        ===============    =============

                      INTERNATIONAL UTILITY STRUCTURES INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
              FOR THE THREE MONTHS ENDED DECEMBER 31, 2002 AND 2001
                                 IN 000'S OF US$


                                                   2002             2001
                                              -------------    -------------

                                              -------------    -------------
Sales, net of commissions                          21,014           22,512
                                              -------------    -------------

Less:
Cost of sales                                      14,686           15,467
Plant operating expenses                            2,345            2,203
Selling and administrative expenses                 4,205            4,538
                                              -------------    -------------
                                                   21,236           22,208

Income (loss) before interest and
   depreciation                                      (222)             304

Depreciation and amortization                       1,716            1,521
Gain on repurchase of Notes                             0             (398)
Interest and other income                           2,175            1,983
Gain on sale of subsidiary                              6           (7,433)
Amortization of deferred financing costs               96              147
                                              -------------    -------------
                                                    3,993           (4,180)

Net income (loss) before income taxes              (4,215)           4,484

Income taxes                                          (51)               0
                                              -------------    -------------

Net income (loss) for the period                   (4,164)           4,484
                                              =============    =============

Net income (loss) per share                        (0.37)             0.38
                                              =============    =============

                      INTERNATIONAL UTILITY STRUCTURES INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                FOR THE PERIODS ENDED DECEMBER 31, 2002 AND 2001
                                 IN 000'S OF US$



                                                      2002              2001
                                                 ---------------  -------------
Cash provided by (used in):

Operations:
Net income (loss)                                    (4,164)           4,484
Depreciation and amortization                         1,813            1,669
Provision for future income taxes                      (154)            (195)
Accretion of preferred shares to
   redemption value                                      45               45
Gain on repurchase of Notes                               0             (450)
Accounts receivable                                     180             (902)
Inventories                                             138            4,685
Prepaid expenses and other                             (832)           1,012
Accounts payable and accrued liabilities              2,606           (5,144)
Other items                                             386              395
                                                 ---------------  -------------
                                                         18            5,599
                                                 ---------------  -------------
Financing:
Operating loans                                          84            3,458
Reduction in long term debt                             (65)            (599)
                                                 ---------------  -------------
                                                         19            2,859
                                                 ---------------  -------------
Investments:
Capital expenditures                                   (488)            (566)
Other                                                   (58)            (152)
Long term assets                                         (6)             (58)
                                                 ---------------  -------------
                                                       (552)            (776)
                                                 ---------------  -------------

Increase (decrease) in cash and
   cash equivalents                                    (515)           7,682

Cash and cash equivalents,
   beginning of period                                7,344            5,205

                                                 ---------------  -------------
Cash and cash equivalents,
   end of period                                      6,829           12,887
                                                 ===============  =============